UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 4)*


                                 Lantronix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   516548 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tom Kelleher
                            11150 Santa Monica Blvd.
                                    Suite 750
                              Los Angeles, CA 90025
                                 (310) 966-1444
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.516548 10 4                  13D                   Page 2 of 4 Pages

________________________________________________________________________________
1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SACC Partners LP; Riley Investment Management LLC; B. Riley & Co., Inc.; Bryant R. Riley

________________________________________________________________________________
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]

________________________________________________________________________________
3 SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     N/A
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,209,955

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,209,955
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,209,955
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.77%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN, IA, BD, IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.516548 10 4                  13D                   Page 3 of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

Common Stock of Lantronix, Inc.
15353 Barranca Parkway
Irvine, California 92618

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  SACC Partners LP (a Delaware limited partnership)
          Riley Investment Management LLC (Delaware ltd. liab. co.)
          B. Riley & Co., Inc. (Delaware corporation)
          Bryant R. Riley (individual residing in California)

     (b)  11150 Santa Monica Boulevard, Suite 750
          Los Angeles, CA 90025

     (c) Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). They are all located at the address specified in (b) above.

     (d)  None

     (e)  None

     (f)  United States

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds, BRC's purchases were made with BRC corporate funds and Mr. Riley's purchases were made with his own personal funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

SACC, BRC and Mr. Riley acquired the issuer's shares for investment purposes.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) SACC owns 2,954,300 shares of Lantronix's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley in his role as the sole manager of RIM controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 2,954,300 shares held by SACC, representing approximately 5.31% of Lantronix's common stock.

BRC owns 226,236 shares of Lantronix's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 226,236 shares of Lantronix's common stock, representing approximately 0.40% of Lantronix's common stock.

Mr. Riley personally owns 29,419 shares of Lantronix's common stock, representing approximately 0.05% of Lantronix's common stock.

To summarize, Mr. Riley may be deemed to beneficially own a total of 3,209,955 shares of Lantronix common stock (5.77%) through his relationships with SACC, RIM and BRC, as well as his personal holdings.

(b) With respect to all of the shares that he holds and that are held by each of SACC and BRC, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares.

(c) Please see Exhibit A for Mr. Riley's, SACC's and BRC's transactions in Lantronix's shares since the last filing dated May 28, 2003.

(d) None

(e) Not applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM and BRC are described above under
Item 2(c) above. There is no written agreement among the reporting parties regarding Lantronix's shares.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

There are no written agreements amongst the parties relating to the filing of this joint acquisition statement, nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition of shares, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any matter disclosed under Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 28, 2003

                                              SACC PARTNERS LP

                                              By: Riley Investment Management
                                              LLC, its General Partner

                                              By: /s/ Bryant R. Riley
                                              --------------------------------
                                              Bryant R. Riley,
                                              President

                                              RILEY INVESTMENT MANAGEMENT LLC

                                              By: /s/ Bryant R. Riley
                                              --------------------------------
                                              Bryant R. Riley, President

                                              B. RILEY & CO., INC.

                                              By: Bryant R. Riley
                                              --------------------------------
                                              Bryant R. Riley, President

                                              /s/ Bryant R. Riley
                                              ---------------------------
                                              Bryant R. Riley


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

  Reporting Party      Date      # of Shares   Price/Share   Type and Manner
  ---------------      ----      -----------   -----------   ---------------
       SACC           6/6/03       -150000        0.786          Brokered
                      6/11/03      -342500       0.8586          Brokered
                      6/12/03      -39900        0.9329          Brokered

  B. Riley & Co.      6/5/03       -16500         0.77           Brokered
                      6/5/03        -3000         0.77           Brokered
                      6/5/03        -2100         0.75           Brokered
                      6/5/03        -1900         0.75           Brokered
                      6/5/03        -1000         0.77           Brokered
                      6/5/03        -600          0.75           Brokered
                      6/5/03        -100          0.74           Brokered
                      6/5/03        20500         0.77           Brokered
                      6/6/03       -816000       0.7823          Brokered
                      6/6/03       -50000         0.81           Brokered
                      6/6/03       -25000         0.77           Brokered
                      6/6/03       -25000         0.79           Brokered
                      6/6/03       -24500         0.81           Brokered
                      6/6/03       -20600         0.81           Brokered
                      6/6/03       -18900         0.77           Brokered
                      6/6/03       -16000         0.77           Brokered
                      6/6/03       -14500         0.77           Brokered
                      6/6/03       -10000         0.81           Brokered
                      6/6/03       -10000         0.81           Brokered
                      6/6/03        -8400         0.81           Brokered
                      6/6/03        -5500         0.81           Brokered
                      6/6/03        -5000         0.81           Brokered
                      6/6/03        -5000         0.81           Brokered
                      6/6/03        -4400         0.81           Brokered
                      6/6/03        -2700         0.81           Brokered
                      6/6/03        -2700         0.81           Brokered
                      6/6/03        -2000         0.81           Brokered
                      6/6/03        -2000         0.81           Brokered
                      6/6/03        -2000         0.81           Brokered
                      6/6/03        -2000         0.81           Brokered
                      6/6/03        -1500         0.81           Brokered
                      6/6/03        -1500         0.81           Brokered
                      6/6/03        -1200         0.81           Brokered
                      6/6/03        -1000         0.81           Brokered
                      6/6/03        -1000         0.81           Brokered
                      6/6/03        -1000         0.81           Brokered
                      6/6/03        -1000         0.81           Brokered
                      6/6/03        -1000         0.81           Brokered
                      6/6/03        -1000         0.81           Brokered
                      6/6/03        -1000         0.81           Brokered
                      6/6/03        -600          0.81           Brokered
                      6/6/03        -600          0.81           Brokered
                      6/6/03        -600          0.81           Brokered
                      6/6/03        -600          0.81           Brokered
                      6/6/03        -500          0.81           Brokered

                      6/6/03        -400          0.81           Brokered
                      6/6/03        -400          0.81           Brokered
                      6/6/03        -400          0.82           Brokered
                      6/6/03        -300          0.81           Brokered
                      6/6/03        -300          0.81           Brokered
                      6/6/03        -300          0.81           Brokered
                      6/6/03        -300          0.81           Brokered
                      6/6/03        -300          0.81           Brokered
                      6/6/03        -200          0.82           Brokered
                      6/6/03        4500          0.77           Brokered
                      6/6/03       100000         0.786          Brokered
                      6/6/03       124000         0.786          Brokered
                      6/6/03       150000         0.786          Brokered
                      6/6/03       200000         0.786          Brokered
                      6/6/03       360000         0.786          Brokered
                      6/10/03      -115000       0.7598          Brokered
                      6/10/03        100          0.76           Brokered
                      6/10/03        700          0.76           Brokered
                      6/10/03        800          0.76           Brokered
                      6/10/03       1000          0.76           Brokered
                      6/10/03       1000          0.76           Brokered
                      6/10/03       1300          0.76           Brokered
                      6/10/03       1500          0.76           Brokered
                      6/10/03       1500          0.76           Brokered
                      6/10/03       2000          0.76           Brokered
                      6/10/03       2000          0.76           Brokered
                      6/10/03       2500          0.76           Brokered
                      6/10/03       2700          0.75           Brokered
                      6/10/03       5000          0.76           Brokered
                      6/10/03       5000          0.76           Brokered
                      6/10/03       6300          0.76           Brokered
                      6/10/03       7000          0.76           Brokered
                      6/10/03       7500          0.76           Brokered
                      6/10/03       8700          0.76           Brokered
                      6/10/03       9000          0.76           Brokered
                      6/10/03       10000         0.76           Brokered
                      6/10/03       10000         0.76           Brokered
                      6/10/03       14000         0.76           Brokered
                      6/10/03       15000         0.76           Brokered
                      6/11/03      -285000        0.87           Brokered
                      6/11/03      -39800         0.89           Brokered
                      6/11/03      -24600         0.81           Brokered
                      6/11/03      -23050         0.83           Brokered
                      6/11/03      -21000         0.87           Brokered
                      6/11/03      -17800         0.83           Brokered
                      6/11/03      -11900         0.83           Brokered
                      6/11/03      -11300         0.87           Brokered
                      6/11/03      -10000         0.85           Brokered
                      6/11/03      -10000         0.87           Brokered
                      6/11/03       -9700         0.84           Brokered
                      6/11/03       -9300         0.85           Brokered

                      6/11/03       -9200         0.85           Brokered
                      6/11/03       -9000         0.85           Brokered
                      6/11/03       -8800         0.81           Brokered
                      6/11/03       -6900         0.84           Brokered
                      6/11/03       -6900         0.85           Brokered
                      6/11/03       -5700         0.85           Brokered
                      6/11/03       -5700         0.85           Brokered
                      6/11/03       -5200         0.85           Brokered
                      6/11/03       -5100         0.89           Brokered
                      6/11/03       -5000         0.85           Brokered
                      6/11/03       -5000         0.85           Brokered
                      6/11/03       -5000         0.85           Brokered
                      6/11/03       -5000         0.85           Brokered
                      6/11/03       -5000         0.85           Brokered
                      6/11/03       -5000         0.85           Brokered
                      6/11/03       -5000         0.85           Brokered
                      6/11/03       -4700         0.84           Brokered
                      6/11/03       -4650         0.83           Brokered
                      6/11/03       -4600         0.84           Brokered
                      6/11/03       -4500         0.83           Brokered
                      6/11/03       -4400         0.85           Brokered
                      6/11/03       -4000         0.85           Brokered
                      6/11/03       -4000         0.87           Brokered
                      6/11/03       -3900         0.85           Brokered
                      6/11/03       -3500         0.85           Brokered
                      6/11/03       -3200         0.85           Brokered
                      6/11/03       -3100         0.85           Brokered
                      6/11/03       -3100         0.89           Brokered
                      6/11/03       -3000         0.85           Brokered
                      6/11/03       -3000         0.85           Brokered
                      6/11/03       -2900         0.85           Brokered
                      6/11/03       -2500         0.87           Brokered
                      6/11/03       -2200         0.85           Brokered
                      6/11/03       -2100         0.85           Brokered
                      6/11/03       -2000         0.85           Brokered
                      6/11/03       -2000         0.85           Brokered
                      6/11/03       -2000         0.85           Brokered
                      6/11/03       -2000         0.85           Brokered
                      6/11/03       -2000         0.85           Brokered
                      6/11/03       -1900         0.85           Brokered
                      6/11/03       -1900         0.85           Brokered
                      6/11/03       -1900         0.85           Brokered
                      6/11/03       -1900         0.85           Brokered
                      6/11/03       -1900         0.85           Brokered
                      6/11/03       -1800         0.85           Brokered
                      6/11/03       -1700         0.85           Brokered
                      6/11/03       -1700         0.85           Brokered
                      6/11/03       -1700         0.85           Brokered
                      6/11/03       -1500         0.85           Brokered
                      6/11/03       -1500         0.85           Brokered
                      6/11/03       -1500         0.85           Brokered

                      6/11/03       -1500         0.85           Brokered
                      6/11/03       -1500         0.85           Brokered
                      6/11/03       -1500         0.85           Brokered
                      6/11/03       -1100         0.87           Brokered
                      6/11/03       -1100         0.89           Brokered
                      6/11/03       -1000         0.85           Brokered
                      6/11/03       -1000         0.85           Brokered
                      6/11/03       -1000         0.85           Brokered
                      6/11/03       -1000         0.89           Brokered
                      6/11/03       -700          0.84           Brokered
                      6/11/03       -700          0.85           Brokered
                      6/11/03       -700          0.85           Brokered
                      6/11/03       -600          0.85           Brokered
                      6/11/03       -600          0.85           Brokered
                      6/11/03       -600          0.91           Brokered
                      6/11/03       -500          0.89           Brokered
                      6/11/03       -300          0.84           Brokered
                      6/11/03       -300          0.84           Brokered
                      6/11/03       -300          0.84           Brokered
                      6/11/03       -300          0.84           Brokered
                      6/11/03       -300          0.84           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.85           Brokered
                      6/11/03       -300          0.91           Brokered
                      6/11/03       -200          0.85           Brokered
                      6/11/03       -200          0.85           Brokered
                      6/11/03       -100          0.85           Brokered
                      6/11/03       -100          0.85           Brokered
                      6/11/03       -100          0.85           Brokered
                      6/11/03       -100          0.86           Brokered
                      6/11/03       -100          0.91           Brokered
                      6/11/03       1500          0.89           Brokered
                      6/11/03      685000        0.8586          Brokered
                      6/12/03      -30000        0.9329          Brokered
                      6/12/03      -10000         0.94           Brokered
                      6/12/03      -10000         0.93           Brokered
                      6/12/03       -9500         0.92           Brokered
                      6/12/03       -6500         0.92           Brokered
                      6/12/03       -5000         0.94           Brokered
                      6/12/03       -5000         0.94           Brokered
                      6/12/03       -5000         0.94           Brokered

                      6/12/03       -5000         0.93           Brokered
                      6/12/03       -5000         0.93           Brokered
                      6/12/03       -5000         0.93           Brokered
                      6/12/03       -5000         0.93           Brokered
                      6/12/03       -4900         0.93           Brokered
                      6/12/03       -4800         0.94           Brokered
                      6/12/03       -4400         0.93           Brokered
                      6/12/03       -3200         0.92           Brokered
                      6/12/03       -3000         0.94           Brokered
                      6/12/03       -3000         0.93           Brokered
                      6/12/03       -2500         0.94           Brokered
                      6/12/03       -2000         0.94           Brokered
                      6/12/03       -2000         0.94           Brokered
                      6/12/03       -2000         0.94           Brokered
                      6/12/03       -1900         0.94           Brokered
                      6/12/03       -1500         0.93           Brokered
                      6/12/03       -1500         0.93           Brokered
                      6/12/03       -1400         0.94           Brokered
                      6/12/03       -1400         0.93           Brokered
                      6/12/03       -1200         0.94           Brokered
                      6/12/03       -1100         0.93           Brokered
                      6/12/03       -1000         0.94           Brokered
                      6/12/03       -1000         0.94           Brokered
                      6/12/03       -1000         0.94           Brokered
                      6/12/03       -1000         0.94           Brokered
                      6/12/03       -1000         0.94           Brokered
                      6/12/03       -1000         0.94           Brokered
                      6/12/03       -1000         0.93           Brokered
                      6/12/03       -1000         0.93           Brokered
                      6/12/03       -1000         0.92           Brokered
                      6/12/03       -900          0.93           Brokered
                      6/12/03       -900          0.93           Brokered
                      6/12/03       -800          0.94           Brokered
                      6/12/03       -800          0.94           Brokered
                      6/12/03       -600          0.94           Brokered
                      6/12/03       -500          0.94           Brokered
                      6/12/03       -500          0.94           Brokered
                      6/12/03       -500          0.94           Brokered
                      6/12/03       -500          0.94           Brokered
                      6/12/03       -500          0.94           Brokered
                      6/12/03       -500          0.94           Brokered
                      6/12/03       -500          0.93           Brokered
                      6/12/03       -100          0.94           Brokered
                      6/12/03       -100          0.94           Brokered
                      6/12/03       -100          0.94           Brokered
                      6/12/03       -100          0.94           Brokered
                      6/12/03       -100          0.94           Brokered
                      6/12/03       -100          0.93           Brokered
                      6/12/03       30000        0.9329          Brokered
                      6/12/03       39900        0.9329          Brokered
                      6/12/03       60000        0.9329          Brokered

                      6/13/03        100          0.77           Brokered
                      6/13/03       10000          0.8           Brokered
                      6/17/03      -22165         0.82           Brokered
                      6/17/03      -21000         0.82           Brokered
                      6/17/03       -7400         0.82           Brokered
                      6/17/03       -1000         0.82           Brokered
                      6/17/03       -1000         0.82           Brokered
                      6/17/03        400          0.82           Brokered
                      6/17/03       52000         0.82           Brokered
                      6/23/03        100          0.72           Brokered

   Bryant Riley       6/6/03       -124000        0.786          Brokered
                      6/10/03      -400000        0.79           Brokered
                      6/17/03      -52000         0.82           Brokered